Exhibit 99.1

Fortuna reports 2017 production of 11.9 million silver equivalent ounces and issues guidance for 2018

Vancouver, January 17, 2018-- Fortuna Silver Mines, Inc. (NYSE: FSM) (TSX: FVI) is pleased to announce 2017 production figures from its two underground operating silver mines, the San Jose Mine in Mexico and the Caylloma Mine in Peru. The company produced 8.5 million ounces of silver and 56.4 thousand ounces of gold or 11.9 million AgEq1 ounces.

2017 Consolidated Production Highlights

▪	Silver and gold production were 4 % and 8 % respectively above 2017 guidance
▪	Silver production of 8,469,593 ounces; 15 % increase over 2016
▪	Gold production of 56,441 ounces; 21 % increase over 2016
▪	Zinc production of 44,347,035 pounds; 3 % increase over 2016
▪	Lead production of 29,877,890 pounds; 9 % decrease over 2016

Note: 1. Silver equivalent is calculated using silver to gold ratio of 60 to 1

2017 Consolidated Operating Results

	Q4 2017			2017
	Caylloma, Peru	San Jose, Mexico	Consolidated	Caylloma, Peru	San Jose, Mexico	Consolidated
Processed Ore
Tonnes milled	134,635	271,370		529,704	1,070,791
Average tpd milled	1,496	3,015		1,484	3,035
Silver
Grade (g/t)	65	259		66	238
Recovery (%)	84.69	91.86		84.31	91.82
Production (oz)	238,414	2,071,762	2,310,176	943,038	7,526,555	8,469,593

	Q4 2017			2017
	Caylloma, Peru	San Jose, Mexico	Consolidated	Caylloma, Peru	San Jose, Mexico	Consolidated
Gold
Grade (g/t)	0.18	1.89		0.18	1.77
Recovery (%)	13.85	92.17		15.87	91.62
Production (oz)	106	15,177	15,283	491	55,950	56,441
Lead
Grade (%)	2.91			2.81
Recovery (%)	90.75			91.06
Production (lbs)	7,846,302		7,846,302	29,877,890		29,877,890
Zinc
Grade (%)	4.36			4.21
Recovery (%)	90.14			90.23
Production (lbs)	11,676,397		11,676,397	44,347,035		44,347,035

Note: Metallurgical recovery for silver at the Caylloma Mine is calculated based on silver content in lead concentrate

San Jose Mine, Mexico

The San Jose Mine produced 2,071,762 ounces of silver and 15,177 ounces of gold in the fourth quarter, 15 % and 16 % above budget respectively. Average head grades for silver and gold were 259 g/t and 1.89 g/t, 12 % and 13 % above budget respectively.

Silver and gold production for 2017 totaled 7.5 million ounces and 55,950 ounces respectively; being 5 % and 8 % above the mine’s annual guidance. Average head grades for silver and gold were 238 g/t and 1.77 g/t, 3 % and 6 % above the mine´s annual guidance respectively.

In 2017, mine production was sourced from Trinidad Central and Trinidad North with each area contributing 57 % and 43 % of ore respectively. The processing plant treated an average of 3,035 tpd.

Caylloma Mine, Peru

The Caylloma Mine produced 238,414 ounces of silver in the fourth quarter, 8 % below budget. Average silver head grade of 65 g/t, 13 % below budget, was offset by higher metallurgical recovery of 84.69%, 6 % above budget.

Silver production for 2017 totaled 943,038 ounces; 4 % below the mine’s annual guidance. Average head grade for silver was 66 g/t, 7 % below the mine’s annual guidance.

Lead and zinc production for the fourth quarter was 7,846,302 pounds and 11,676,397 pounds respectively, 4 % below budget and 13 % above budget. Average head grades for lead and zinc were 2.91% and 4.36%, 1 % below budget and 13 % above budget respectively.

Base metals production for 2017 totaled 29,877,890 pounds of lead and 44,347,035 pounds of zinc; in line with annual guidance and 8 % above the mine’s annual guidance, respectively. Average head grades for lead and zinc were 2.81% and 4.21%, 3 % and 9 % above annual guidance.

In 2017, mine production was sourced primarily from the Animas NE and Animas Central areas with each contributing 58 % and 32 % of ore respectively. The processing plant treated an average of 1,484 tpd.

2018 Consolidated Production and Cash Cost Guidance

	Silver (Moz)	Gold (koz)	Lead (Mlbs)	Zinc (Mlbs)	Cash Cost ($/t)	AISC[1] ($/oz Ag)
San Jose Mine, Mexico	7.5	48.3	NA	NA	61.2	6.6
Caylloma Mine, Peru	0.8	--	25.8	44.8	81.3	(5.2)
Total	8.3	48.3	26.5	44.1

■ 2018 silver equivalent2 production guidance of 11.4 million ounces

■ 2018 consolidated AISC1 of $6.8/oz Ag

Notes:

1.	All-in sustaining cash cost (AISC) per ounce of silver is net of by-products gold, lead and zinc; see appendix for breakdown
2.	Silver equivalent production does not include lead or zinc and is calculated using a silver to gold ratio of 65 to 1
3.	Total figures may not add due to rounding

2018 Outlook

San Jose Mine, Mexico

San Jose plans to process 1,050,000 tonnes of ore averaging 240 g/t Ag and 1.56 g/t Au. Capital investments are estimated at $16.9 million; includes $8.5 million for sustaining CAPEX1 and $8.4 million for exploration programs.

Major capital investment projects include:

▪	Mine development:	$3.5 million
▪	Equipment and infrastructure:	$4.1 million

Note: 1. Capital Expenditure

Caylloma Mine, Peru

Caylloma plans to process 535,500 tonnes of ore averaging 57 g/t Ag, 2.41% Pb and 4.21% Zn. Capital investments are estimated at $21.3 million; including $16.4 million for sustaining CAPEX, $2.8 million for non-sustaining CAPEX, and $2.2 million for Brownfields exploration programs.

Major capital investment projects include:

▪	Mine development:	$6.4 million
▪	Equipment and infrastructure:	$4.3 million
▪	Tailings dam expansion	$5.7 million

Non-sustaining investments of $2.8 million relate to improving productivity and efficiency. Main projects include power transmission capacity upgrade, mill flotation cells upgrade and pavement of principal mine haulage ways. These investments have payback periods ranging between 6 months and 3 years. The tailings dam expansion allows for additional storage capacity until 2021.

Lindero gold Project, Argentina

The initial capital cost for the construction of Lindero is estimated at $239 million (see Fortuna news release dated September 21, 2017). For 2018, capital expenditures are estimated at $201 million, representing 84 % of the construction budget.

Project Construction Milestones

Selected milestones from the project construction schedule were released on December 2017 (see Fortuna news release dated December 21, 2017) and include:

2018

•	February: Start mass earthworks
•	April: First concrete for permanent installations
•	August: Start of equipment installation, including HPGR tertiary crusher
•	November: Construction of roads and platforms in preparation for initiation of mining activities

2019

•	January: Commissioning of power plant
•	March: Placing of first ore on the leach pad
•	May: First doré poured as part of commissioning

Brownfields Exploration Highlights

San Jose Mine, Mexico

Brownfields exploration program budget for 2018 at the San Jose Mine is $8.4 million, which includes 45,500 meters of diamond drilling and 340 meters of underground development for drilling access and platforms. Exploration drilling will focus on the Trinidad Central and Trinidad North zones and on the sub-parallel Victoria vein.

Caylloma Mine, Peru

Brownfields exploration program budget for 2018 at the Caylloma Mine is $2.2 million, which includes 10,250 meters of diamond drilling. Drilling will focus on a previously unexplored area between ore shoots on the Animas NE vein that were discovered in 2017 (see Fortuna news release dated October 11, 2017).

Lindero gold Project, Argentina

The Arizaro gold-copper porphyry target lies within the Lindero Project concession block. We plan to investigate the economic potential of including Arizaro mineralization into the existing Lindero resource through additional surface mapping and 2,000 meters of core drilling targeting shallow, high-grade copper-gold mineralization with a budget of $321,000.

The Company is also revisiting the extensive reconnaissance exploration database comprising over fifteen years of sampling and generative work in northern Argentina, acquired from Goldrock Mines along with the Lindero Project in 2016. Evaluation of new opportunities on third-party properties is ongoing.

Greenfields Exploration Highlights

Serbia

Through two C$1.5 million equity investments in Medgold Resources Corp. (TSX.V: MED), Fortuna funded a Strategic Alliance with Medgold and joint ventured the Tlamino Project as its first Selected Property (see Medgold news releases dated January 9, 2017, February 9, 2017, and March 7, 2017).

Exploration work on the Tlamino joint venture will consist of 2,000 meters of core drilling with a budget of $340,000. Fortuna retains the right to nominate a second Selected Property over the course of 2018. Exploration remains centered on high and low-sulfidation epithermal gold-silver mineralization in the western portion of the Tethyan orogenic system. Each joint venture, when formed, will allow Fortuna the right to earn a 51 % interest by spending $3.0 million over three years, and gain an additional 19 % interest by spending a further $5.0 million and completing a preliminary economic assessment.

Mexico

Fortuna entered into an equity investment agreement with Prospero Silver Corp. (TSX.V: PSL) in early 2017 (see Prospero Silver news release dated April 17, 2017). This Strategic Alliance provides for the initial drilling of multiple targets at Prospero’s Matorral, Petate, Pachuca SE and Bermudez properties located in Durango, Hidalgo and Chihuahua States, respectively. High-level epithermal clay alteration with anomalous gold, silver or pathfinder elements are present at each property, none of which has been previously drilled.

The agreement gives Fortuna the right to select one of the projects to joint venture with Prospero, potentially earning a 70 % interest by spending $8 million over six years and completing a preliminary economic assessment on the selected property. Should Fortuna exercise its Prospero warrants, the right to select a second project under the same terms as above is retained. The exploration strategy is to complete the planned drilling at all targets, assess the data and select properties as dictated by the results.

Drilling at the Matorral and Petate projects was completed in 2017 (see Prospero Silver news releases dated August 24, 2017, September 18, 2017, November 8, 2017, and January 10, 2018) and drilling at the Pachuca SE and Bermudez projects will be completed during the first quarter of 2018.

Qualified Person

Edwin A. Gutierrez, Technical Services Corporate Manager, is the Qualified Person for Fortuna Silver Mines Inc. as defined by National Instrument 43-101. Mr. Gutierrez is a Registered Member of the Society for Mining, Metallurgy and Exploration, Inc. (SME Registered Member Number 4119110RM) and is responsible for ensuring that the information contained in this news release is an accurate summary of the original reports and data provided to or developed by Fortuna Silver Mines.

About Fortuna Silver Mines Inc.

Fortuna is a growth oriented, precious metal producer with its primary assets being the Caylloma silver mine in southern Peru, the San Jose silver-gold mine in Mexico and the Lindero gold Project in Argentina. The company is selectively pursuing acquisition opportunities throughout the Americas and in select other areas. For more information, please visit its website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI

Investor Relations:

Carlos Baca- T (Peru): +51.1.616.6060, ext. 0

Forward looking Statements

This news release contains forward looking statements which constitute “forward looking information” within the meaning of applicable Canadian securities legislation and “forward looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward looking Statements”). All statements included herein, other than statements of historical fact, are Forward looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward looking Statements. The Forward looking Statements in this news release may include, without limitation, statements about the Company’s plans for its mines and mineral properties, including the Lindero gold Project; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; mineral resource and reserve estimates; timelines; the future financial or operating performance of the Company; expenditures; approvals and other matters. Often, but not always, these Forward looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward looking Statements. Such uncertainties and factors include, among others, whether the Company’s activities at the Lindero gold Project will proceed as planned; changes in general economic conditions and financial markets; changes in prices for silver and other metals; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to: that the Company’s activities at the Lindero gold Project will proceed as planned; expectations regarding mine production costs; expected trends in mineral prices and currency exchange rates; the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward looking Statements.

This news release also refers to non-GAAP financial measures, such as cash cost per tonne of processed ore; cash cost per payable ounce of silver; total production cost per tonne; all-in sustaining cash cost; all-in cash cost; adjusted net (loss) income; operating cash flow per share before changes in working capital, income taxes, and interest income; and adjusted EBITDA. These measures do not have a standardized meaning or method of calculation, even though the descriptions of such measures may be similar. These performance measures have no meaning under International Financial Reporting Standards (IFRS) and therefore, amounts presented may not be comparable to similar data presented by other mining companies.

Appendix

2018 AISC Guidance Breakdown

San Jose Mine:

Item	$/oz Ag
Cash cost net of by-product credits	1.4
Commercial and government royalties/ mining tax	1.2
Workers’ participation	0.9
Subsidiary G&A	0.7
Sustaining capex	1.2
Brownfields exploration	1.2
AISC	6.6

Caylloma Mine:

Item	$/oz Ag
Cash cost net of by-product credits	(40.3)
Commercial and government royalties/ mining tax	4.1
Workers’ participation	2.4
Subsidiary G&A	4.7
Sustaining capex	21.1
Brownfields exploration	2.8
AISC	(5.2)

Consolidated:

Item	$/oz Ag
Cash cost net of by-product credits	(2.7)
Commercial and government royalties/ mining tax	1.5
Workers’ participation	1.1
Subsidiary G&A	1.1
Corporate G&A	1.4
Sustaining capex	3.1
Brownfields exploration	1.3
AISC	6.8

Note: Total figures may not add up due to rounding